  EXHIBIT 99.1

News for Immediate Release

Electrovaya Announces date for Q3 2023 Financial Results & Conference Call

Toronto, Ontario – August 07, 2023 Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA), a lithium-ion battery technology and manufacturing company, announces that it will release its third quarter financial results ending June 30, 2023, after market close on August 14, 2023. This will be followed by a conference call at 6:00 p.m. EST on the same day, presented by CEO, Dr. Raj DasGupta and CFO, John Gibson to discuss the financial results and provide a business update.

Conference Call / Webcast details:

•	Date: August 14, 2023
•	Time: 6:00 p.m. Eastern Standard Time (EST)
•	Toll Free: 888-506-0062
International: 973-528-0011
Participant Access Code: 622219
•	Webcast URL: https://www.webcaster4.com/Webcast/Page/2975/48893

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on August 14, 2023 through August  28, 2023. To access the replay, the dial-in number is 877-481-4010 and 919-882-2331. The replay Passcode: 48893.

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.: 905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.